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                                                                    EXHIBIT 3(a)

     At the Company's Annual Meeting of Shareholders held on Friday, April 24, 1998, the first paragraph of Article Fourth of the Company's Articles of Incorporation was amended to read as follows:

     "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Million Five Hundred Thousand (100,500,000) of which (a) Five Hundred Thousand (500,000) shall be Preference Stock of the par value $1 per share, issuable in series, and (b) One Hundred Million (100,000,000) shall be Common Stock of the par value of $1 per share."

     The results of the vote for the ratification of this amendment were 30,052,928 votes for, 1,488,538 votes against, and 90,528 votes abstaining.